

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Curtis Valentine
Chief Financial Officer
Sprouts Farmers Market, Inc.
5455 East High Street, Suite 111
Phoenix, AZ 85054

  Re: Sprouts Farmers Market, Inc.
    Form 10-K for Fiscal Year Ended January 1, 2023
    File No. 001-36029

Dear Curtis Valentine:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services